Exhibit 99.1

monday.com Announces Fourth Quarter and Fiscal Year 2021 Results

Fiscal year 2021 revenues grew 91% year over year
Net-dollar-retention rate for customers with 10+ users was over 135%
Number of Customers with $50k ARR grew 200% year over year
Announced launch of monday WorkForms, a new capability to better manage work requests
Announced launch of monday Canvas, a new visual collaboration tool

New York / Tel Aviv, February 23, 2022 -- monday.com (NASDAQ: MNDY), a work operating system (Work OS) where organizations of any size can create the tools and processes they need to manage every aspect of their work, today reported financial results for its fourth quarter and fiscal year ended December 31, 2021.

Management Commentary:

“We had another great quarter at monday.com and finished fiscal year 2021 exceptionally strong.  Compared to last year, we delivered 91% revenue growth and 200% enterprise customer growth, while generating record free cash flow in Q4,” said monday.com founder and co-CEO, Roy Mann. “During the past quarter we took our product innovation to new heights, introducing several new capabilities to give customers more robust ways of creating software to run the core of their business,”  said monday.com founder and co-CEO, Eran Zinman.

Fourth Quarter Fiscal 2021 Financial Highlights:

●	Revenue was $95.5 million, an increase of 91% year-over-year.
●	GAAP operating loss was $31.6 million compared to a loss of $61.7 million in the fourth quarter of 2020; GAAP operating margin was negative 33% compared to negative 123% in the fourth quarter of 2020.
●
Non-GAAP operating loss was $9.9 million compared to a loss of $23.7 million in the fourth quarter of 2020; non-GAAP operating margin was negative 10% compared to negative 47% in the fourth quarter of 2020.

●
GAAP net loss per basic and diluted share was $0.73 compared to GAAP net loss per basic and diluted share of $5.48 in the fourth quarter of 2020; non-GAAP net loss per basic and diluted share was $0.26 compared to non-GAAP net loss per basic and diluted share of $0.64 in the fourth quarter of 2020.

●
Net cash provided by operating activities was $13.5 million, with positive adjusted free cash flow of $10.1 million compared to net cash used in operating activities of $11.0 million and negative $11.9 million of adjusted free cash flow in the fourth quarter of 2020.

Fiscal Year 2021 Financial Highlights:

●	Revenue was $308.2 million, an increase of 91% year-over-year.
●	GAAP operating loss was $126.1 million compared to a loss of $150.5 million in fiscal 2020; GAAP operating margin was negative 41% compared to negative 93% in fiscal 2020.
●	Non-GAAP operating loss was $52.6 million compared to a loss of $86.2 million in fiscal 2020; non-GAAP operating margin was negative 17% compared to negative 53% in fiscal 2020.
●
GAAP net loss per basic and diluted share was $4.53 compared to GAAP net loss per basic and diluted share of $14.19 in fiscal 2020; non-GAAP net loss per basic and diluted share was $1.33 compared to non-GAAP net loss per basic and diluted share of $2.28, in fiscal 2020.

●
Net cash provided by operating activities was $16.4 million, with positive adjusted free cash flow of $9.9 million, compared to net cash used in operating activities of $37.2 million and negative $40.7 million of adjusted free cash flow in fiscal 2020.

Recent Business Highlights:

●	Net dollar retention rate was over 120%.
●	Net dollar retention rate for customers with more than 10 users was over 135%.
●	The total number of paid customers was 152,048, up 34% from 113,888 as of December 31, 2020.
●	The number of paid customers with more than $50,000 in annual recurring revenue (“ARR”) was 793, up 200% from 264 as of December 31, 2020.
●	The percentage of ARR attributable to customers with more than 10 users was 72%, up from 63% in the fourth quarter of 2020.
●	Announced the launch of monday WorkForms, a stand alone product that allows users to create personalized forms or surveys in order to better manage work requests and gain organizational insights.
●	Announced the launch of monday Canvas, a stand alone tool that provides users real time visual collaboration on an infinite whiteboard.
●	Introduced a marketplace payment platform to enhance developers’ ability to monetize applications and to create a better overall user experience.
●	Announced a new strategic alliance agreement with KPMG, leveraging the business insights of KPMG with the low-code/no-code technology of monday.com to build enterprise-grade solutions.

Financial Outlook:

For the first quarter of the fiscal year 2022, monday.com currently expects:

●	Total revenue of $100 to $102 million, representing year-over-year growth of 70% to 73%.
●	Non-GAAP operating loss of $47 million to $45 million.

For the full year 2022, monday.com currently expects:

●	Total revenue of $470 million to $475 million, representing year-over-year growth of 53% to 54%.
●	Non-GAAP operating loss of $147 million to $142 million and negative operating margin of 31% to 30%.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP operating margin, non-GAAP net loss, non-GAAP net loss per share and adjusted free cash flow. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP net loss attributable to ordinary shareholders on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the net dollar expansion rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscriptions plan assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our ability to predict our revenue and evaluate our business and future prospects; our ability to manage our growth effectively, execute our business plan or maintain high levels of service and customer satisfaction; our ability to achieve and maintain profitability and compete effectively with established companies and new market entrants in a competitive and rapidly changing market; interruptions or performance problems associated with the technology or infrastructure underlying our platform; real or perceived errors, failures, vulnerabilities, or bugs in our Work OS; our ability to attract customers, grow our retention rates, expand usage within organizations and sell subscription plans; our ability to offer high-quality customer support; our ability to effectively develop and expand our direct sales capabilities; our ability to enhance our reputation and market awareness of our Work OS; actions by governments to restrict access to our platform in their countries; our ability to identify and integrate future acquisitions, strategic investments, partnerships or alliances; our ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies; the market and software categories in which we participate; our ability to ensure that our Work OS interoperates with a variety of software applications that are developed by third parties; the success of our strategic relationships with third parties; privacy, data and cybersecurity incidents or any actual or perceived failure by monday.com to comply with privacy, data protection, information security, consumer privacy, data residency, or telecommunications laws, regulations, government access requests, and obligations; intellectual property disputes; changes in foreign exchange rates; general political or destabilizing events, including war, conflict or acts of terrorism and other factors described in “Risk Factors” in our prospectus for the initial public offering of our ordinary shares filed with the SEC on June, 11, 2021 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its fourth quarter and fiscal year 2021 and financial outlook. The live call may also be accessed by dialing (877) 311-0436 within the U.S., and (470) 495-9349 internationally. The conference ID is 5555302. The webcast replay and audio download will also be available on our Investor Relations website.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

The monday.com Work OS is an open platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has teams in Tel Aviv, New York, San Francisco, Miami, Chicago, London, Kiev, Sydney, Tokyo and Sao Paulo. The platform is fully customizable to suit any business vertical and is currently used by over 152,000 customers across over 200 industries in 200 countries.

Visit us on our LinkedIn, Twitter, Instagram and Facebook .

For more about monday.com please visit our Press Room.

CONTACTS

Investor Relations:
Byron Stephen
byron@monday.com

Media Relations:
Leah Walters
leah@monday.com

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020

Revenue	$95,545	$50,142	$308,150	$161,123
Cost of revenue	11,768	6,681	39,013	22,488
Gross profit	83,777	43,461	269,137	138,635
Operating expenses:
Research and development	21,959	11,428	73,686	43,480
Sales and marketing	76,535	56,901	268,083	191,353
General and administrative	16,881	36,828	53,493	54,339
Total operating expenses	115,375	105,157	395,262	289,172
Operating loss	(31,598)	(61,696)	(126,125)	(150,537)
Financial income (expense), net	147	(203)	(838)	526
Loss before income taxes	(31,451)	(61,899)	(126,963)	(150,011)
Taxes on income	(1,154)	(962)	(2,331)	(2,192)
Net loss	$(32,605)	$(62,861)	$(129,294)	$(152,203)
Deemed dividend to preferred shareholders	—	(4,717)	(8,203)	(18,713)
Net loss attributable to ordinary shareholders	$(32,605)	$(67,578)	$(137,497)	$(170,916)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.73)	$(5.48)	$(4.53)	$(14.19)
Weighted-average ordinary shares used in calculating net loss per ordinary share, basic and diluted	44,741,992	12,334,890	30,332,006	12,048,909

MONDAY.COM LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$886,812	$129,814
Short term deposits	—	10,000
Accounts receivable, net	8,509	3,911
Prepaid expenses and other current assets	18,172	3,898
Total current assets	913,493	147,623

Property and equipment, net	19,599	7,178
Other long-term assets	100	2,619
Total assets	$933,192	$157,420
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$23,612	$25,734
Accrued expenses and other current liabilities	70,135	22,967
Deferred revenue	134,438	70,719
Revolving credit facility	—	21,016
Total current liabilities	228,185	140,436

OTHER LONG-TERM LIABILITIES	1,612	1,045
Total liabilities	229,797	141,481

CONVERTIBLE PREFERRED SHARES	—	233,496
SHAREHOLDERS' (DEFICIT) EQUITY:
Other comprehensive income	594	—
Share capital and additional paid-in capital	1,148,461	98,809
Accumulated deficit	(445,660)	(316,366)
Total shareholders’ equity (deficit)	703,395	(217,557)
Total liabilities, convertible preferred shares, and shareholders’ equity (deficit)	$933,192	$157,420

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(32,605)	$(62,861)	$(129,294)	$(152,203)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	963	591	2,746	1,888
Capital loss from sale of property and equipment	10	—	76	—
Share-based compensation	21,669	38,022	73,529	64,345
Change in accrued interest on revolving credit facility	—	1	(16)	(14)

Changes in operating assets and liabilities:
Accounts receivable, net	(1,551)	(852)	(4,598)	(472)
Prepaid expenses and other assets	(2,303)	1,084	(13,335)	(1,828)
Accounts payable	3,053	(4,405)	(2,040)	6,773
Accrued expenses and other liabilities	7,016	6,016	25,568	14,598
Deferred revenue	17,264	11,452	63,719	29,738
Net cash provided by (used in) operating activities	13,516	(10,952)	16,355	(37,175)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,974)	(1,686)	(11,578)	(4,362)
Capitalized software development costs	(432)	(584)	(2,180)	(1,119)
Proceeds from sale of property and equipment	105	—	129	—
Changes in short-term deposits	—	(4,000)	10,000	(6,000)
Net cash used in investing activities	(3,301)	(6,270)	(3,629)	(11,481)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering and concurrent private placement, net of underwriting discounts and other issuance costs	—	—	735,856	—
Proceeds from exercise of share options	1,661	213	5,249	542
Receipt (repayment) of revolving credit facility, net	—	5,000	(21,000)	8,000
Receipt (repayment) of tax advance relating to exercises of share options, net	(1,265)	—	22,258	—
Capital lease payments	(19)	(18)	(91)	(72)
Net cash provided by financing activities	377	5,195	742,272	8,470

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	10,592	(12,027)	754,998	(40,186)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of period	876,220	143,841	131,814	172,000
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - End of period	$886,812	$131,814	$886,812	$131,814

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET:
Cash and cash equivalents	$886,812	$129,814	$886,812	$129,814
Restricted cash – Included in other long-term assets	—	2,000	—	2,000
Total cash, cash equivalents, and restricted cash	$886,812	$131,814	$886,812	$131,814

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Reconciliation of gross profit and gross margin
GAAP gross profit	$83,777	$43,461	$269,137	$138,635
Share-based compensation	2,210	975	7,681	2,720
Non-GAAP gross profit	85,987	44,436	276,818	141,355
GAAP gross margin	88%	87%	87%	86%
Non-GAAP gross margin	90%	89%	90%	88%

Reconciliation of operating expenses
GAAP research and development	$21,959	$11,428	$73,686	$43,480
Share-based compensation	(6,554)	(2,177)	(21,779)	(12,142)
Non-GAAP research and development	$15,405	$9,251	$51,907	$31,338

GAAP sales and marketing	$76,535	$56,901	$268,083	$191,353
Share-based compensation	(7,117)	(3,128)	(23,135)	(10,068)
Non-GAAP sales and marketing	$69,418	$53,773	$244,948	$181,285

GAAP general and administrative	$16,881	$36,828	$53,493	$54,339
Share-based compensation	(5,788)	(31,742)	(20,934)	(39,415)
Non-GAAP general and administrative	$11,093	$5,086	$32,559	$14,924

Reconciliation of operating loss
GAAP operating loss	$(31,598)	$(61,696)	$(126,125)	$(150,537)
Share-based compensation	$21,669	$38,022	$73,529	$64,345
Non-GAAP operating loss	$(9,929)	$(23,674)	$(52,596)	$(86,192)
GAAP operating margin	(33)%	(123)%	(41)%	(93)%
Non-GAAP operating margin	(10)%	(47)%	(17)%	(53)%
Reconciliation of net loss

GAAP net loss	$(32,605)	$(62,861)	$(129,294)	$(152,203)
Share-based compensation	21,669	38,022	73,529	64,345
Tax benefit related to share-based compensation(1)	(780)	—	(3,069)	—
Non-GAAP net loss	$(11,716)	$(24,839)	$(58,834)	$(87,858)

Reconciliation of net loss attributable to ordinary shareholders
GAAP net loss attributable to ordinary shareholders	$(32,605)	$(67,578)	$(137,497)	$(170,916)
Deemed dividend to preferred shareholders	—	4,717	8,203	18,713
Share-based compensation	21,669	38,022	73,529	64,345
Tax benefit related to share-based compensation(1)	(780)	—	(3,069)	—
Non-GAAP net loss	$(11,716)	$(24,839)	$(58,834)	$(87,858)

GAAP net loss per share attributable to ordinary shareholders, basic and diluted	$(0.73)	$(5.48)	$(4.53)	$(14.19)
Non-GAAP net loss per share, basic and diluted	$(0.26)	$(0.64)	$(1.33)	$(2.28)

Reconciliation of basic and diluted weighted average number of shares outstanding
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share (GAAP)	44,741,992	12,334,890	30,332,006	12,048,909
Additional shares giving effect to IPO and concurrent private placement (2)	—	—	2,226,182	—
Additional shares giving effect to conversion of convertible preferred shares at the beginning of the period (3)	—	26,440,239	11,662,681	26,440,239
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share (Non-GAAP)	44,741,992	38,775,129	44,220,869	38,489,148

(1)
The tax benefits generated from the exercise of the disqualifying disposition of incentive share options were excluded in calculating its non-GAAP net loss and non-GAAP basic and diluted net loss per share. The Company believes that excluding these tax benefits enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

(2)
Assumes ordinary shares outstanding after accounting for the issuance of 5,037,742 ordinary shares associated with our initial public offering and concurrent private placement at the beginning of the first quarter of 2021 instead of the IPO closing date, June 10, 2021.

(3)	Assumes ordinary shares outstanding after accounting for the automatic conversion of the preferred shares then outstanding into ordinary shares at the beginning of fiscal year.

Reconciliation of net cash provided by (used in) operating activities to adjusted free cash flow
	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020

Net cash provided by (used in) operating activities	$13,516	$(10,952)	$16,355	$(37,175)
Purchase of property and equipment	(2,974)	(1,686)	(11,578)	(4,362)
Capitalized software development costs	(432)	(584)	(2,180)	(1,119)
Purchase of property and equipment related to build-out of our new corporate headquarters	—	1,355	7,303	1,964
Adjusted free cash flow	10,110	(11,867)	9,900	(40,692)